EURASIAN MINERALS INC.
CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian Dollars)

December 31, 2010

The accompanying unaudited interim consolidated financial statements of Eurasian Minerals Inc. for the nine months ended December 31, 2010 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These interim consolidated financial statements have not been reviewed by the Company’s external auditors.

EURASIAN MINERALS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian dollars)
(Unaudited – Prepared by Management)

	December 31,	March 31,
	2010	2010

ASSETS

Current
Cash and cash equivalents	$31,782,534	$11,095,799
Investments (Note 5)	483,791	2,875,968
Receivables	542,611	570,836
Prepaid expenses	448,038	150,996
	33,256,974	14,693,599

Restricted cash	117,192	236,558
Equipment (Note 6)	275,795	375,015
Mineral properties (Note 7)	10,627,323	10,109,487
Investment in EBX (Note 7)	79,121	-
Reclamation bonds	418,924	273,583
	$44,775,329	$25,688,242

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$826,806	$718,031
Advances from joint venture partners	412,551	382,874
	1,239,357	1,100,905
Future income tax liability	3,150,317	3,131,547
	4,389,674	4,232,452

Shareholders' equity
Capital stock (Note 8)	56,661,351	31,984,129
Commitment to issue shares (Note 8)	232,097	100,365
Contributed surplus (Note 8)	4,871,352	3,407,896
Accumulated other comprehensive loss	(4,919)	864,848
Deficit	(21,374,226)	(14,901,448)
	40,385,655	21,455,790

	$44,775,329	$25,688,242
Nature of operations (Note 1)
Subsequent events (Note 13)

On behalf of the Board:

Signed: “David M. Cole”	Director	Signed: “George Lim”	Director

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian dollars)
NINE MONTHS ENDED DECEMBER 31
(Unaudited – Prepared by Management)

	Three Months Ended		Nine Months Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009

EXPLORATION EXPENDITURES (Note 7)	$3,054,611	$1,982,527	$7,751,484	$6,425,910
Less: recoveries	(1,478,428)	(1,175,442)	(4,715,689)	(4,308,963)

	1,576,183	807,085	3,035,795	2,116,947

GENERAL AND ADMINISTRATIVE EXPENSES
Administrative services, overheads, travel	263,165	107,350	652,978	381,354
Amortization (Note 6)	341	5,282	1,078	10,885
Consulting	265,457	245,845	881,646	499,981
Investor relations and shareholder information	65,935	97,697	164,181	264,202
Professional fees	133,616	110,302	350,506	209,990
Stock-based compensation (Note 8)	354,416	13,599	2,217,417	306,838
Transfer agent and filing fees	27,941	64,995	66,328	107,764

	1,110,871	645,070	4,334,134	1,781,014

Loss before other items	(2,687,054)	(1,452,155)	(7,369,929)	(3,897,961)

OTHER ITEMS
Foreign exchange gain (loss)	(181,352)	(83,635)	(192,939)	(397,353)
Gain on sale of investments	284,501	72,243	1,089,444	272,940
Change in fair value of held-for-trading investments	143,203	(5,205)	38,127	(28,389)
Write off of fixed assets	(6,577)	-	(6,577)	-
Loss on dilution of investment (Note 7)	-	(278,380)	-	(278,380)
Write-off of mineral property	-	-	(142,400)	-
Interest income	25,502	18,612	92,253	79,766

	265,277	(276,365)	877,908	(351,416)

Loss before income taxes	(2,421,777)	(1,728,520)	(6,492,021)	(4,249,377)
Income tax recovery (expense)	111,554	-	19,243	-
Net (loss) for the period	(2,310,223)	(1,728,520)	(6,472,778)	(4,249,377)
Deficit, beginning of period	(19,064,003)	(12,712,191)	(14,901,448)	(10,191,334)

Deficit, end of period	$(21,374,226)	$(14,440,711)	$(21,374,226)	$(14,440,711)

LOSS PER SHARE INFORMATION
Basic and diluted loss per common share	$(0.06)	$(0.06)	$(0.17)	$(0.15)

Weighted average number of common shares outstanding	41,511,186	28,790,254	37,828,526	28,630,561

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian dollars)
NINE MONTHS ENDED DECEMBER 31
(Unaudited – Prepared by Management)

	Three Months Ended		Nine Months Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
OPERATING ACTIVITIES
Net loss for the period	$(2,310,223)	$(1,728,520)	$(6,472,778)	$(4,249,377)
Items not affecting cash:
(Gain) loss on sale of investments	(316,411)	(72,243)	(1,147,139)	(272,940)
Change in fair value of held-for-trading investments	(130,603)	5,204	(43,066)	28,389
Loss on dilution of investment	-	-	142,400	-
Share of loss in equity investments	31,909	-	57,694	-
Commitment to issue shares for bonus payments	85,200	19420	131,732	167,874
Future income tax	(111,554)	-	(19,243)	-
Amortization	33,917	17,374	120,112	54,012
Stock-based compensation – fair value of options granted	269,215	13,599	1,728,056	306,838
Stock-based compensation – bonus shares issued	-	115,440	503,160	115,440
Unrealized foreign exchange (gain)/loss	8,243	-	6,801	-
Loss on disposal of fixed assets	6,577	-	6,577	-
Write – off of mineral properties	-	278,380	-	278,380

Change in non-cash working capital items
Receivables	714,528	922,924	15,966	1,293,737
Prepaid expenses	(78,711)	30,983	(304,342)	51,367
Accounts payable and accrued liabilities	9,127	(321,349)	194,040	(264,970)
Advance from joint venture partner	(2,171)	(67,026)	62,396	(287,848)

Net cash used in operating activities	(1,790,957)	(785,814)	(5,017,634)	(2,779,098)
INVESTING ACTIVITIES
Proceeds from sale of investments	1,476,326	111,991	3,360,487	889,500
Acquisition of marketable securities	(441,791)	-	(787,609)	(340,155)
Restricted cash decrease (increase)	93,009	-	119,366	-
Reclamation bond increase	(66,276)	-	(180,558)	-
Cash acquired from acquisition of subsidiary	-	-	63,367	-
Acquisition of mineral properties	-	(15,765)	(136,625)	(15,765)
Acquisition of subsidiary	-	-	(155,070)	-
Decrease in cash on dilution of investment	-	-	(49,250)
Equipment	3,771	-	(49,714)	(54,181)
Other receivables and deposits	-	8,315	-	(4,298)

Net cash provided by (used in) investing activities	1,065,039	104,541	2,184,394	475,101
FINANCING ACTIVITIES
Proceeds from private placement financing	17,500,000	515,424	22,780,000	597,174
Share issue costs	(73,191)	-	(115,635)	-
Proceeds on exercise of stock options	586,735	-	855,610	-

Net cash provided by financing activities	18,013,544	515,424	23,519,975	597,174

Change in cash and cash equivalents during the period	17,287,626	(165,849)	20,686,735	(1,706,823)
Cash and cash equivalents, beginning of period	14,494,908	7,258,976	11,095,799	8,799,950

Cash and cash equivalents, end of period	$31,782,534	$7,093,127	$31,782,534	$7,093,127

Supplemental disclosure with respect to cash flows (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND
ACCUMULATED OTHER COMPREHENSIVE INCOME
(Expressed in Canadian dollars)
NINE MONTHS ENDED DECEMBER 31
(Unaudited – Prepared by Management)

	Three Months Ended			Nine Months Ended

	December 31,	December 31,		December 31,	December 31,
	2010	2009		2010	2009

Loss for the period	$(2,310,223)	$(1,728,520)		$(6,472,778)	$(4,249,377)

Other comprehensive income (loss)

Unrealized gain (loss) on available-for-sale investments, net of future income tax recovery	291,874	98,590		193,037	689,937
Realization of previously unrecognized (gain) loss on available for sale investments, net of future income tax recovery	(380,757)	-		(1,062,804)	-

Comprehensive loss	$(2,399,106)	$(1,629,930)		$(7,342,545)	$(3,559,440)

Accumulated other comprehensive income, beginning of period	$83,964	$718,556		$864,848	$127,209
Other comprehensive gain (loss) for the period	(88,883)	98,590		(869,767)	689,937

Accumulated other comprehensive gain (loss), end of period	$(4,919)	$817,146	$	(4,919)	$817,146

The accompanying notes are an integral part of these consolidated financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

1. NATURE OF OPERATIONS

Eurasian Minerals Inc. (“the Company”) was incorporated under the laws of the Yukon Territory of Canada on August 21, 2001 under the name of 33544 Yukon Inc. On October 10, 2001, the Company changed its name to Southern European Exploration Ltd. On November 24, 2003, the Company completed the reverse take-over of Marchwell Capital Corp. and subsequently changed its name to Eurasian Minerals Inc.

The Company’s principal business activities are the acquisition and exploration of mineral properties in Turkey, Haiti, the Kyrgyz Republic, Europe, USA, and the Asia Pacific region. The Company’s continuing operations and the ability of the Company to meet its mineral property commitments are dependent upon the support of present and future joint venture partners and the ability of the Company to raise additional financing.

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each warrant entitles BCE shareholders to purchase one additional share of the Company until January 29, 2012 at a price of $2.00 per share.

Some of the Company’s mineral exploration activities are located in emerging nations and, consequently, may be subject to a higher level of risk compared to other developed countries. Operations, the status of mineral property rights and the recoverability of investments in emerging nations can be affected by changing economic, regulatory and political situations.

The Company is currently exploring and has not yet acquired a mineral property containing reserves that are economically recoverable. In the event the Company completes an acquisition, the recoverability of amounts capitalized for mineral properties is dependent upon the discovery of sufficient economically recoverable ore reserves, confirmation of the Company’s interest in the underlying mineral properties, the ability of the Company to arrange appropriate financing to complete the development of the mineral properties and upon future profitable production or proceeds from the sale of the mineral properties.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES

The interim period consolidated financial statements of the Company have been prepared in accordance with the same accounting policies and methods of their application as the most recent audited financial statements for the year ended March 31, 2010, except that they do not include all note disclosures required for annual audited financial statements, and they include new accounting standards effective in the current period. It is suggested that the interim financial statements be read in conjunction with the annual audited financial statements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

3. NEW AND FUTURE ACCOUNTING STANDARDS

Business Combinations and Related Sections

CICA Handbook Section 1582, “Business Combinations”, Section 1601 “Consolidations” and Section 1602, “Non-Controlling Interests”, replace Sections 1581, “Business Combinations” and 1600, “Consolidated Financial Statements” respectively and establish a new section for accounting for a non-controlling interest in a subsidiary. The new standards revise guidance on the determination of the carrying amount of assets acquired and liabilities assumed, goodwill and accounting for non-controlling interests at the time of a business combination. These standards are effective April 1, 2011 prospectively, with early adoption permitted. Earlier adoption of these sections is permitted as of the beginning of a fiscal year. All three sections must be adopted concurrently. These new sections effectively bring Canadian GAAP into line with IFRS. The Company does not expect to adopt these new CICA Handbook sections prior to April 1, 2011. At that point, the Company will begin reporting its financial results under IFRS.

4. ACQUISITION OF SUBSIDIARIES

Bronco Creek Exploration

On January 20, 2010, Eurasian completed the acquisition of Bronco Creek Exploration Inc. (“BCE”) through a Plan of Merger (the “Acquisition”) that resulted in the BCE shareholders receiving 0.3108 common shares of Eurasian in exchange for one common share of BCE. The acquisition resulted in Eurasian issuing 2,127,790 common shares and 1,063,895 non-transferable common share purchase warrants in exchange for 100% of BCE’s issued and outstanding common shares. Each warrant entitles BCE shareholders to purchase one additional share until January 29, 2012 at a price of $2.00 per share. The warrants were valued using the Black-Scholes option pricing model resulting in a fair value of $845,943 which was included in the total purchase price of $5,291,296.

The purchase price allocation is as follows:

Purchase Price:
Issuance of Eurasian common shares	$4,191,746
Fair value of Eurasian warrants granted	845,943
Transaction costs	253,607

$5,291,296

Purchase Price Allocation:
Cash	$352,311
Receivables	13,745
Reclamation bonds	140,333
Investments	620,055
Mineral properties (Note 7)	8,510,276
Accounts payables and advances	(545,594)
Note payable	(530,799)
Future income tax liability	(3,269,031)

Total Consideration	$5,291,296

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

4. ACQUISITION OF SUBSIDIARIES (cont’d…)

Phelps Dodge Exploration Sweden

On August 12, 2010 the Company completed the purchase of a Swedish subsidiary, Phelps Dodge Exploration Sweden AB, from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX). The purchase price was US$150,000 and 160,000 common shares of Eurasian.

The purchase price allocation is as follows:

Purchase Price:
Issuance of Eurasian common shares	$316,800
Cash	155,070

$471,870

Purchase Price Allocation:
Cash	$63,367
Receivables	4,024
Royalty properties (Note 7)	592,032
Accounts payables	(16,604)
Future income tax liability	(170,949)

Total Consideration	$471,870

5. INVESTMENTS

At December 31, 2010, the Company had the following investments:

		Accumulated
		Unrealized
	Cost	Gains (Losses)	Fair Value
Available- for- sale investments
Common shares	$-	$-	$-
Native Gold	71,722	(4,919)	66,803
Held- for- trading investments
Warrants	-	285,882	285,882
Common shares	106,096	25,010	131,106
	106,096	310,892	416,988
Total investments	$177,818	$305,973	$483,791

Native Gold consists of unrefined gold nuggets purchased from an unrelated prospector working on the Company’s Australian properties.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

6. EQUIPMENT

	December 31, 2010			March 31, 2010
		Accumulated	Net		Accumulated	Net Book
	Cost	Amortization	Book Value	Cost	Amortization	Value
Equipment	$772,455	$496,660	$275,795	$729,844	$354,829	$375,015

During the nine months ended December 31, 2010 amortization of $119,034 has been included in administration of exploration expenditures.

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES

The Company has capitalized the following acquisition costs on its mineral properties as at December 31, 2010:

Mineral properties
	December 31, 2010	March 31, 2010
Sisorta property, Turkey	$-	$283,508
Golcuk property, Turkey	34,674	34,674
Biga Peninsula, Turkey	153,960	153,960
Beyoluk, Turkey	68,191	68,191
Trab, Turkey	78,587	78,587
Gezart property, Kyrgyz Republic	39,000	39,000
Akoguz property, Kyrgyz Republic	-	-
Grand Bois property, Haiti	2,140,720	2,140,720
Grand Bois property, recoveries	(1,216,100)	(1,216,100)
Australia - various	136,050	-
Sweden - various	89,933	16,671
Viad Royalties - Sweden	592,032	-
Cathedral Well, NV, USA	680,822	680,822
Copper Springs, AZ, USA	1,276,541	1,276,541
Courtland East, AZ, USA	42,551	42,551
Hardshell Skarn, AZ, USA	170,206	170,206
Jasper Canyon, AZ, USA	382,962	382,962
Mesa Well, AZ, USA	510,617	510,617
Middle Mountain, AZ, USA	425,514	425,514
Mineral Hill, WY, USA	425,514	425,514
Park-Sayler, AZ, USA	340,411	340,411
Red Hills, AZ, USA	510,617	510,617
Richmond Mountain, NV, USA	425,514	425,514
Silver Bell, AZ, USA	765,924	765,924
Superior West, AZ, USA	1,914,812	1,914,812
Yerington, NV, USA	638,271	638,271

	$10,627,323	$10,109,487

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d…)

On January 20, 2010, Eurasian acquired Bronco Creek Exploration Ltd. (Note 4) and as part of that transaction acquired exploration properties totalling $8,510,276 in Arizona, Wyoming, and Nevada, USA. The values attributed to these properties are disclosed in the table above.

Prior to May 21, 2010, the Company held the Sisorta mineral property in Turkey through its wholly owned Turkish subsidiary EBX Madencilik Ltd. Sti (“EBX MAD”). EBX MAD was wholly owned by EBX Ltd. (“EBX”), a British Virgin Islands wholly owned subsidiary of the Company. The Company originally purchased the Sisorta property through registered Turkish authorities via auction in fiscal 2004 for $283,508. Pursuant to a Farm-In Agreement (“the Agreement”) dated October 26, 2007, the Company gave an option to Chesser Resources Ltd. (“Chesser”) to earn 51% interest in the Sisorta property. Chesser completed the earn-in and was awarded 51% of EBX by way of issuance of 3,142.6186 common shares of EBX on May 21, 2010. The Company previously accounted for EBX under the consolidation method as they held complete ownership of the subsidiary. Since Chesser has earned a controlling interest in EBX the Company is now accounting for their 49% interest using the equity method of accounting. During the current period, the Company recorded a loss on dilution of investment of $119,449 pursuant to the change in ownership.

On August 3, 2010, the Company acquired, a right to earn up to a 100% interest in an Australian gold property in consideration of AUS$50,000 and an advanced minimum royalty payment of AUS$70,000 by making a series of advance minimum royalty payments totalling AUS $70,000, and satisfying work requirements over a period of five years.

On August 12, 2010 the Company completed the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) for total consideration of $471,870 and as part of that transaction acquired royalties over two advanced copper projects in northern Sweden -- the Viscaria and Adak Projects (“Viad Royalties”).

Exploration expenditures

During the nine months ended December 31, 2010, the Company incurred the following exploration expenditures which were expensed as incurred:

	Turkey &	Kyrgyz			Asian
	Caucasus	Republic	Europe	Haiti	Pacific	USA	Other	Total
Personnel –
Consultants/employees	$648,957	$106,037	$358,398	$727,228	$368,160	$578,203	$81,481	$2,868,464
Assays	257,773	16,099	13,485	18,321	10,821	63,993	6,719	$387,211
Field Supplies	489,967	39,042	8,086	362,881	18,630	103,638	5,129	$1,027,373
Drilling	36,872	212,580	-	6,080	-	445,460	-	$700,992
Fees and permits	160,331	-	59,534	4,907	24,821	355,722	29,702	$635,017
Administration	121,617	57,518	69,049	238,640	22,800	117,912	5,628	$633,164
Vehicles	48,894	28,852	5,823	328,703	448	-	-	$412,720
Legal	27,196	15,485	9,162	302	57,297	94,157	-	$203,599
Travel	64,940	18,004	48,272	204,213	50,284	75,254	21,033	$482,000
Geophysics	98,049	-	6,553	43,408	67,689	184,875	370	$400,944
Subtotal	1,954,596	493,617	578,362	1,934,683	620,950	2,019,214	150,062	7,751,484
Recoveries	(1,637,166)	-	(13,540)	(1,702,895)	-	(1,362,088)	-	(4,715,689)
Net exploration expenditures	$317,430	$493,617	$564,822	$231,788	$620,950	$657,126	$150,062	$3,035,795

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d…)

During the nine months ended December 31, 2009, the Company incurred the following exploration expenditures which were expensed as incurred:

	Turkey &	Kyrgyz
	Caucasus	Republic	Europe	Haiti	Other	Total
Personnel –
Consultants/employees	$699,974	$173,696	$283,219	$1,213,369	$353,256	$2,723,514
Assays	243,038	43,288	24,970	145,169	2,235	$458,700
Field Supplies	129,405	17,333	7,210	706,873	780	$861,601
Drilling	639,435	20,979	-	-	-	$660,414
Fees and permits	171,592	1,234	2,617	83,667	822	$259,932
Administration	83,380	45,431	29,435	244,707	33,299	$436,252
Vehicles	93,490	13,405	13,666	259,015	22,590	$402,166
Legal	21,310	1,163	3,830	37,558	10,096	$73,957
Travel	60,729	19,365	22,112	330,571	109,036	$541813
Geophysics	-	-	-	7,561	-	$7,561
Subtotal	2,142,353	335,894	387,059	3,028,490	532,114	6,425,910
Recoveries	(1,845,442)	-	-	(2,463,521)	-	(4,308,963)
Net exploration expenditures	$296,911	$335,894	$387,059	$564,969	$532,114	$2,116,947

Kyrgyz Republic licenses

The Company has four licenses in Kyrgystan: Gezart and Akart, forming a contiguous block, and Uchkol and Suchodol licenses in the northeast part of the country. For the calendar year 2010, the commitments on the Gezart license call for a work program including 2,000 metres drilling with minimum expenditures of US$400,000, and for calendar 2011, a 2,000 metre drill program with minimum expenditures of US$500,000. The Akart license has a minimum work commitment of US$45,000 (incurred) in 2010 and US$70,000 in 2011. There have been no exploration commitments set yet for the Suchodol and Uchkol licenses.

Sweden licenses

The Company has been granted six exploration permits that comprise the Kiruna South project (Pikkujarvi Nos. 1, 2, 3, and 4, Puoltsa No. 10 and Kalixfors No.1) covering approximately 213.5 square kilometers in the area south of Kiruna, Northern Sweden. Additionally, the Company holds 3 licenses under the Storasen Project (Storasen #1, #2, and #3), and 3 licenses that were acquired as part of the Phelps Dodge Sweden Exploration AB acquisition. There are no specific spending commitments on the Swedish licenses and permits

Turkish exploration licenses

The Company has acquired numerous exploration licenses in Turkey. There are no specific spending commitments, but quarterly reports must be filed.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d…)

Sisorta Joint Venture

On October 26, 2007, Eurasian signed a definitive agreement (“Agreement”) to joint venture the Sisorta gold project with Chesser Resources Limited, (“Chesser”). The terms and conditions of the Agreement are as follows:

(a)	Chesser will issue 500,000 shares (received) and pay US$100,000 (received) on execution of the agreement.
(b)

Chesser may earn up to 51% in the property by spending US$4,000,000 over a three year period of which US$750,000 is a firm year one commitment (on August 6, 2009, Chesser gave the Company notice of its completion of the Stage One Earn-In Commitment).

(c)	Chesser will issue an additional 1,000,000 shares (received) and pay US$100,000 (received) on October 26, 2008 and 1,500,000 shares and US$100,000 on October 26, 2009 (received).
(d)

Chesser may subsequently earn a 70% interest in the project by sole funding exploration to delivery of a bankable feasibility study over the subsequent 5 years, with yearly cash payments of US$100,000. (Chesser has declined such earn-in).

Chesser completed the earn-in and was awarded 51% of EBX BVI by way of issuance of 3,142.6186 common shares of EBX BVI on May 21, 2010.

As Chesser has opted to move to the co-funded joint venture arrangement, the Company now has the option to either participate or dilute down to 10%, at which point triggering conversion to a 3% NSR that can be further reduced to a 2% NSR through payment of US$1,500,000 by Chesser. A formal decision by the Company to participate or dilute down is currently being finalized.

Akarca, Samli, Elmali Joint Venture

On December 23, 2008, the Company signed an option and joint venture agreement (the "Agreement") on the Akarca, Samli, and Elmali properties in Turkey (the "Properties"), with a subsidiary of Centerra Gold Inc. ("Centerra"), a Canadian gold mining and exploration company.

Whereby Centerra has exclusive rights to earn up to a 70% interest in the subject properties in two phases, as follows .

Phase One. Centerra shall have the right to earn a 50% interest by making US$5,000,000 in exploration expenditures over 3 years as follows:

  US$750,000 (incurred) by December 23, 2010,
  US$1,500,000 (incurred) by December 23, 2011,
  US$2,750,000 by December 23, 2012.

As part of the Agreement, Centerra reimbursed the Company for expenditures incurred on the properties from August 2008 up to the signing date of the Agreement. In addition, upon completion of the Phase One earn-in requirements, Centerra will also be required to pay the Company US$1,000,000 within 30 days.

Phase Two. Centerra may earn an additional 20%, bringing the total to 70%, in the properties by spending a further US$5,000,000 in exploration expenditures over two years.

Once ownership is vested in the projects, each partner must contribute or dilute. Should a partner dilute to 10%, its ownership is converted to a 4% NSR, which may be reduced to a 2% NSR by the payment of US$4,000,000 by the non-diluting party.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d…)

Dedeman Agreement

On August 7, 2007, the Company entered into an agreement with Dedeman Madencilik San.Vetic.A.S. (“Dedeman”) on the Aktutan exploration property. Dedeman will make a US$40,000 advance royalty payment to the Company prior to August 7, 2008, US$60,000 prior to August 7, 2009 and US$100,000 prior to August 7, 2010 and thereafter for as long as they hold the property. Dedeman has drilling and expenditure commitments over the first three years of the agreement depending on results. The Company will retain a 4% uncapped net smelter royalty and can reacquire the property if Dedeman decides to relinquish it. As of December 31, 2010, the US$40,000 advance royalty payment due by August 2008, US$60,000 due August 2009, and US$100,000 due August 7, 2010 were not received. The Company and Dedeman have agreed to prorate the payments in order to work together to advance the property. During the previous fiscal year the Company received three installments of US$3,500, US$5,000, and US$10,000. During the current fiscal year the Company received an instalment of US$15,000 leaving a balance owing of US$166,500 at December 31, 2010. Subsequent to December 31, 2010, the Company received a further payment of US$100,000 leaving a balance owing of US$66,500.

In November 2006 the Company through its wholly owned subsidiary, Eurasia Madencilik Ltd. Sti, completed an exchange of mineral properties with Dedeman. The Company transferred its Balya and Sofular lead-zinc properties to Dedeman in exchange for the Alankoy gold-copper property. The Company made a US$100,000 advance royalty payment to Dedeman for the Alankoy property in May 2008. Dedeman retains a 3% net smelter royalty on the property and a reversionary right to re-acquire the property should the Company decide to relinquish the license. The Company retains the right to purchase Dedeman’s 3% royalty for US$1,000,000 at any time. Dedeman is to make a US$100,000 advance royalty payment (paid) to the Company for the Balya property prior to the first anniversary of the agreement. Dedeman is also committed to drill a minimum of 12 exploration holes for a total of 3,000 meters during the first year and incur expenditures of US$500,000 in year 2 (incurred) and US$1,000,000 in year 3 (incurred). The Company retains a 4% net smelter royalty and a reversionary right to re-acquire the property if Dedeman decides to relinquish the license or does not meet its work commitment. Dedeman also acquired the Sofular properties but the Company retains a 3% net smelter royalty on the properties and a reversionary interest in the properties should Dedeman decide to relinquish one or more of them. Dedeman has the right to purchase the 3% royalty on Sofular at any time for US$1,000,000.

Haiti exploration permits

La Miel Joint Venture

In July 2006, the Company acquired the La Mine and La Miel gold projects in Haiti. The acquisition cost was the annual land fee payment which is based on a standard fee per hectare, which was nominal. On April 18, 2008, the Company and Newmont Ventures Limited (“Newmont”) entered into a joint venture (“JV”) for the La Miel project in Haiti, whereby Newmont can earn a 65% participating interest in the La Miel JV on or before six years from April 18, 2008 by either (i) completing a feasibility study which identifies a minimum resource containing at least 3,000,000 ounces of gold (subject to NI 43-101 resource and reserve reporting requirements) or (ii) solely funding the first US$30,000,000 in JV expenditures (“Venture Expenditures”), whichever comes first, as outlined below:

  US$1,000,000 (incurred) on or before April 18, 2009
  An additional US$2,000,000 (incurred) on or before April 18, 2010

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d…)

  An additional US$3,000,000 on or before April 18, 2011
  An additional US$4,000,000 on or before both April 18, 2012 and April 18, 2013
  An additional US$16,000,000 on or before April 18, 2014 until completion of the La Miel earn-in.

Thereafter, the Company may elect to either (i) fund its share of the Venture Expenditures, (ii) have the JV be entirely carried by Newmont, or (iii) not contribute to subsequent programs and budgets and dilute its interest.

If the Company elects to have Newmont fund the project through to production, Newmont will solely fund 100% of Venture Expenditures until commencement of commercial production and Newmont’s participating interest would be increased by 5% to a total of 70%. Upon commencement of commercial production Newmont shall recover all Venture Expenditures made on the Company’s behalf, plus interest at LIBOR plus 4 percentage points, from 80% of the Company’s share of dividends or distribution of earnings from the venture.

If the Company elects not to participate in financing the Venture Expenditures, the Company may immediately withdraw from the La Miel JV and convert its participating interest to a 3.5% NSR and receive an advance annual minimum royalty of US$1,000,000 which shall be credited against future royalty payments to be paid to the Company. If the Company elects to fund its share of Venture Expenditures and elects not to convert to a royalty or be carried through to production, each party shall carry its proportionate share of expenditures. Any election to not contribute by either party will be subject to standard dilution.

Within 30 days following completion of the La Miel earn-in, Newmont shall pay the Company a one time bonus of US$2,000,000. Within 30 days following the commencement of commercial production on the La Miel project, Newmont shall pay the Company an additional one-time bonus of US$2,000,000.

Regional Strategic Alliance

On April 18, 2008, Newmont and the Company reached an agreement to conduct a regional gold exploration program, with the Company as the operator. Newmont will contribute technical support and advice and the Company will provide staffing and logistical support. The companies will combine their regional exploration databases. During the first year, Newmont and the Company will contribute US$750,000 and US$250,000 respectively (completed), in regional exploration funding. Newmont will provide 65% of future regional exploration funding with the Company providing 35%.

Upon spending US$200,000 on a specific exploration area, the Company has the right to establish that area (defined as not greater than 500 square kilometers) as a “Designated Project” candidate, at which time Newmont may choose to advance the project to Designated Project status or decline. If accepted, Newmont can earn an initial 70% interest in a Designated Project by completing a Feasibility Study or solely funding the first US$10,000,000 in Designated Project expenditures on or before six years from the effective date of April 18, 2008, whichever comes first. In the event Newmont declines, the Company is free to advance that property on its own terms with no further obligation to Newmont.

In February 2011, the Company and Newmont finalized an agreement whereby all exploration lands are converted to Designated Projects with Newmont. On a go-forward basis, Newmont will now solely fund and manage the exploration programs in Haiti, eliminating the 65%/35% split of costs incurred under the original agreement.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d…)

Grand Bois Joint Venture

On December 22, 2008 the Company, through its Haitian subsidiary Ayiti Gold Company S. A., purchased a 100% interest in the Grand Bois property from Société Minière Citadelle S.A. and La Geominerale d’Haiti S.A. (together “SMC”), subject to making the payments as outlined below under the Purchase Agreement (the "Agreement"):

  The Company is required to pay SMC US$1,000,000 (paid) subject to certain deductions required to maintain the property in good standing.
  On January 21, 2010, the Company has the option to pay SMC the equivalent of US$1,000,000 as follows:
  US$750,000 in cash or the Company’s stock and US$250,000 in cash (incurred on January 20, 2010).
  Upon completion of a feasibility study, the Company has the option to pay SMC the equivalent of
  US$3,000,000 in either the Company’s stock or cash, or any combination thereof.
  SMC retains a 20% net profits interest. The Company has the option at any time to purchase SMC's net profits interest for US$15,000,000.

The Agreement to acquire the Grand Bois property from SMC is subject to the Company’s Strategic Venture Agreement with Newmont. Newmont has elected to include the Grand Bois property in a "Designated Project" venture, and work on the property will be governed by a Designated Projects Joint Venture Agreement. Newmont is responsible for all expenditures on the project until such time as it earns its interest.

Newmont can earn a 65% interest in the Property by choosing to either:

  Fund 100% of the initial US$10,000,000 of expenditures on the project by December 22, 2014, or
  Complete a positive feasibility study on the property by December 22, 2014.

Newmont has reimbursed the Company for the initial US$1,000,000 payment to SMC. The Company made the second US$1,000,000 payment on the first anniversary of the Agreement and Newmont has elected to reimburse the Company for this second US$1,000,000 payment. After Newmont earns a 65% interest in the project, the Company has 120 days to elect one of three options: a) fund its proportionate share of expenditures for the program; b) let Newmont fund the Company’s share of expenditures to production in exchange for receiving an additional 5% interest in the project up to 70%; or c) convert its 35% interest to a 3.5% NSR royalty and receive annual US$1,000,000 advance minimum royalty payments.

La Mine Designated Project

On August 24, 2009 Newmont increased its participation in the Company's Treuil and La Mine licenses by electing them as a Designated Project (collectively the La Mine Designated Project) in accordance with the Eurasian-Newmont Strategic Venture Agreement. Newmont may earn a 65% participating interest in the La Mine Joint Venture (JV) by (i) completing a Feasibility Study which reports a minimum reserve containing at least 2,000,000 ounces of gold (subject to NI 43-101 classification requirements) or (ii) solely funding the first US$20,000,000 in venture expenditures on or before six years from the date the government issues the mining convention and exploration licenses, whichever comes first, in accordance with the following minimum expenditures (the "La Mine Earn-in"):

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d…)

  US$1,000,000 on or before the first anniversary of the issuance of the mining convention and exploration licenses
  An additional US$2,000,000 on or before the second anniversary
  An additional US$3,000,000 on or before the third anniversary and each subsequent anniversary until completion of the La Mine Earn-in.

Montagne Designated Project

On September 7, 2010 Newmont increased its participation in the Company’s Platon and La Montagne licenses by electing them as a Designated Project (collectively the Montagne Designated Project) in accordance with the Eurasian-Newmont Strategic Venture Agreement. Newmont may earn a 70% participating interest in the Montagne Designated Project by solely funding the first US$10 million in venture expenditures within six years following the issuance of the mining convention and exploration licenses for this Project. If EMX elects that its interest be financed by Newmont, then Newmont may earn an additional 5% interest in this Project.

United States Exploration Licenses

Bullion Creek Property, Arizona

The Company holds a 100% interest in the Bullion Creek. Mineral rights are held by 197 unpatented federal mining claims and two State of Arizona exploration permits, comprising 1986.3 hectares.

Cathedral Well Property and Richmond Mountain Property, Nevada

The Company owns a 100% interest in the Cathedral Well property comprised of 232 unpatented federal mining claims, located on BLM and National Forest lands, comprising 1,754.8 hectares. The 100% owned Richmond Mountain property comprises 231 unpatented federal mining claims, covering 1,887.8 hectares. By Option Agreement dated December 12, 2008, the Company granted to Fargo Resources Incorporated, a wholly-owned subsidiary of Eldorado Gold Corporation (“ELD”), a right to acquire a 100% interest in either property for the considerations consisting of a combination of cash payments and a net smelter royalty.

Copper Basin Property, Arizona

The Company holds a 100% interest in the Copper Basin property comprising 57 unpatented federal mining claims, totalling 476.7 hectares.

Copper Springs, Globe-Miami District, Arizona

Mineral rights are held by 250 federal unpatented mining and 1 Arizona State exploration permit comprising 2,217 hectares. The project consists of a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Copper Springs property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d…)

Courtland East Property, Arizona

Mineral rights are held by 18 unpatented mining claims and 1 Arizona state exploration permit comprising 290 hectares.

Hardshell Skarn Property, Arizona

The Company owns a 100% interest in the Hardshell Skarn property comprising 16 unpatented federal mining claims located on Coronado National Forest lands covering 118 hectares.

Jasper Canyon Property, Arizona

The Company controls a 100% interest in 91 unpatented mining claims located on Tonto National Forest, comprising 720 hectares.

Mesa Well Property, Arizona

The Company owns a 100% interest in mineral rights held by 6 Arizona State Exploration Permits comprising 1307.9 hectares.

Middle Mountain Property, Arizona

The Company owns a 100% interest in 44 federal unpatented mining claims and 13 Arizona State Exploration Permits comprising 3,162 hectares subject to a Mining Lease dated March 4, 2008 and a subsequently amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Middle Mountain property, for the consideration for consideration comprising advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty.

Mineral Hill Property, Wyoming

The property consists of 67 unpatented mining claims staked by BCE on lands administered by the Black Hills National Forest comprising 473 hectares. The Company owns a 100% interest in the claims staked by BCE, subject to a Pooling Agreement dated July 31, 2009 whereby the Company “pooled” its interest in the mining claims with Mineral Hill LP who owns a 100% interest in 20 patented mining claims and 10 unpatented federal mining claims comprising 150.1 hectares that adjoin the Company’s property. The Agreement stipulates that considerations received from any third party, including lease payments, stock distribution, and royalties be divided as to 40% BCE and 60% Mineral Hill LP. Until such time as a third party has paid a total of US$5,000,000 in proceeds to BCE and Mineral Hill LP, all further considerations will be divided as to 30% BCE and 70% Mineral Hill LP.

By a Mining Lease Agreement dated May 10, 2010, the Company granted Golden Predator Mines US Incorporated, (“GPD”) a 100% interest in the pooled Mineral Hill property, for consideration comprising advance royalty payments, common shares of GPD, and warrants to purchase GPD common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

7. MINERAL PROPERTIES AND EXPLORATION EXPENDITURES (cont’d…)

Park-Sayler, Sacaton Property, Arizona

The Company owns a 100% interest in the Park-Sayler property mineral rights comprised of 1 Arizona State Exploration Permit covering 63.7 hectares.

Red Hills Property, Arizona

The Red Hills property comprises 264 federal unpatented mining claims, and 5 Arizona state exploration permits comprising 3,291.4 hectares. The Company owns a 100% interest in the mineral rights subject to a Mining Lease dated August 4, 2008 and a subsequent Amended and Restated Mining Lease and Option Agreement dated November 12, 2009, whereby the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Red Hills property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty.

Red Picacho Property, Arizona

The Company holds a 100% interest in the Red Picacho with 59 unpatented federal mining claims, comprising 461.4 hectares.

Silver Bell West, Silver Bell District, Arizona

Mineral rights are held by 188 federal unpatented mining claims, comprising 1,520 hectares. The Company owns a 100% interest in the mineral rights subject to a Letter of Agreement dated August 26, 2009 whereby, the Company granted Geo Minerals Ltd (“GEO”) a 100% interest in the Silver Bell West property, for consideration of advance royalty payments, common shares of GEO, and warrants to purchase GEO common shares, and minimum exploration expenditures. The Company retains a 2.5% net smelter royalty.

Superior West Project, Arizona

The property consists of 269 federal unpatented mining claims staked by BCE, located on Tonto National Forest lands comprising 2,169.8 hectares and 14 unpatented federal mining claims under option from Carouso and Sparks comprising 117 hectares. The Company owns a 100% interest in the mineral rights on mining claims staked by BCE and by an Option Agreement dated, July 1, 2009, an option to earn a 100% interest in the Carouso Sparks property, for the consideration of cash payments totaling US$1,000,000 on or before July 31, 2014. Carouso and Sparks retain a 2% NSR Royalty, 1% of which may be purchased for US$2,000,000 in 0.5% increments. By Earn-In Agreement dated July 31, 2009, the Company granted Freeport-McMoran Exploration Corporation (“FMI”) two separate rights to acquire a 51% and a 19% interest in the Superior West property, for cash consideration and making all property and option payments on behalf of the Company to Caruso and Sparks until FMI and sole funding and delivering a feasibility study.

Yerington West Property, Nevada

Mineral rights are held by 214 unpatented federal mining claims located on lands administered by the BLM comprising 1,763 hectares. By Option Agreement, dated Sept. 24, 2009, the Company granted Entrée Gold Incorporated, (“ETG”) the right to acquire an 80% interest in the Yerington West property, for consideration of cash payments, common shares of ETG, advanced production payments, minimum exploration expenditures, and delivery of a bankable feasibility study by November 23, 2019.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

8. CAPITAL STOCK

Authorized

An unlimited number of common and preferred shares without par value.

Issued and outstanding common shares

	Number	Stated	Contributed
	of Shares	Amount	Surplus
Balance as at March 31, 2010	34,265,822	$31,984,129	$3,407,896

Private placements	9,400,000	22,780,000
Shares issued as finders fees	256,650	641,625
Shares issued on exercise of stock options	587,000	855,610
Shares issued as bonus shares	242,000	503,160
Shares issued on acquisition of subsidiary	160,000	316,800
Shares issued on acquisition of mineral property	28,283	72,687
Reclassify fair value of options exercised from contributed surplus		264,600	(264,600)
Stock based compensation			1,728,056
Share issue costs		(757,260)
Balance as at December 31, 2010	44,939,755	$56,661,351	$4,871,352

On June 9, 2010 the Company completed a non-brokered private placement financing of $5,280,000 by issuing 2,400,000 shares at $2.20 per share. Newmont Mining Corporation of Canada Limited, a wholly-owned subsidiary of Newmont Mining Corporation (NYSE: NEM), purchased 2,000,000 shares at $2.20 per share and the International Finance Corporation, a member of the World Bank Group, purchased 400,000 shares at $2.20 per share.

On November, 2010 the Company issued 6.2 million units at C$2.50 per unit. Each unit consisted of one common share and one transferable share purchase warrant to purchase another common share for five years at C$3.50 until November 9, 2011, C$4.00 until November 9, 2012, C$4.50 until November 9, 2013, C$5.00 until November 9, 2014, and C$5.50 until November 9, 2015. If the volume weighted average price of EMX common shares on the TSX Venture Exchange is at least 30% above the current exercise price of the warrants for a period of 30 consecutive trading days after the four month anniversary of closing, the Company will give notice that the warrants must be exercised within 15 trading days or they will expire. The Company also issued to finders 256,650 units (being 5% of the number of units issued to subscribers introduced by finders) and 256,650 finder warrants (being 5% of such units), each finder warrant being exercisable for two years to acquire one common share for C$2.65.

The Company issued 28,283 common shares as part of the consideration of its acquisition of an Australian gold property. The common shares were valued at $2.57 per share (Note 7).

The Company completed the purchase of a Swedish subsidiary from Freeport-McMoRan Copper & Gold Inc. (NYSE: FCX) and as part of that transaction issued 160,000 common shares valued at $1.98 per share (Note 4).

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

8. CAPITAL STOCK (cont’d)

Stock options

The Company adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX-V. The maximum number of shares that may be reserved for issuance under the plan is limited to 10% of the issued common shares of the Company at any time. The vesting terms are determined at the time of the grant. During the nine months ended December 31, 2010, the change in stock options outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2010	2,245,001	1.38
Granted	1,423,000	2.11
Exercised	(587,000)	1.46
Cancelled / expired	(4,500)	1.35

Balance as at December 31, 2010	3,076,501	$1.86

Number of options currently exercisable	3,061,501	$1.86

The following table summarizes information about the stock options which were outstanding at December 31, 2010:

	Number	Exercise	Expiry
Date Granted	of Options	Price	Date
May 1, 2006	225,334	1.20	May 1, 2011
October 1, 2006	70,000	0.80	October 1, 2011
May 10, 2007	210,000	1.35	May 10, 2012
May 22, 2007	6,667	1.40	May 22, 2012
June 1, 2007	35,000	1.63	June 1, 2012
June 21, 2007	445,000	1.81	June 21, 2012
September 20, 2007	10,000	1.70	September 30, 2012
November 7, 2007	15,000	1.79	November 7, 2012
April 22, 2008	10,000	1.66	April 22, 2013
September 18, 2008	405,000	1.00	September 18, 2013
December 19, 2008	10,000	1.00	December 19, 2013
May 22, 2009	125,000	1.20	May 22, 2014
February 8, 2010	160,000	1.74	February 8, 2015
May 7, 2010	1,025,000	2.18	May 7, 2015
June 7, 2010	23,000	2.05	June 7, 2015
September 2, 2010	124,000	2.21	September 2, 2015
November 10, 2010	177,500	2.51	November 10, 2015

Total	3,076,501

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

8. CAPITAL STOCK (cont’d)

Stock-based compensation

During the nine months ended December 31, 2010, the Company recorded stock-based compensation of $2,217,417 (2009 - $306,838) with the offsetting amount credited to contributed surplus or commitment to issue shares, or share capital. The fair value of stock options granted was estimated using the Black-Scholes option pricing model with weighted average assumptions as follows:

Risk free interest rate	1.84%
Expected life (years)	5.0
Expected volatility	63%
Dividend yield	0

In August 2010, the Company announced that it intended to pay discretionary bonuses through the issuance of 480,000 shares in aggregate, to two officers and a director of the Company. The purpose of the bonuses is to reward these individuals for the Company's successes to date (most of which directly result from their significant efforts) and to provide them with a long term incentive to remain with the Company. In September 2010, Eurasian announced that, as required by the policies of the TSX Venture Exchange, it had received the approval of the disinterested shareholders of the Company at its Annual General Meeting held on August 24, 2010 for the issuance of these shares. The shares are to be issued over a period of two years, with the initial tranche of 160,000 shares being issued on September 27, 2010, upon final receipt of TSX Venture Exchange Approval. A further 160,000 shares will be issued on each of the first and second anniversaries. The shares are subject to restrictions on transfer for a period of four months from issuance. The 160,000 shares issued on September 27, 2010 were valued at $2.13 per share which was the share price on the date of Board of Director’s approval of the discretionary bonus share grant, and included in stock based compensation.

The Company issued an aggregate of 82,000 discretionary bonus shares to five employees and consultants of the Company in August 2010 at a value of $1.98 per share as an annual bonus payment pursuant to the Company’s annual compensation review;$63,360 was included in stock based compensation expense and $99,000 was included in mineral property expenditures as at December 31, 2010.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

8. CAPITAL STOCK (cont’d)

Warrants

During the nine months ended December 31, 2010, the change in warrants outstanding was as follows:

		Weighted Average
	Number	Exercise Price

Balance as at March 31, 2010	4,258,527	$2.55
Expired	(1,275,000)	2.50

Balance as at December 31, 2010	2,983,527	$2.57

As at December 31, 2010, the following share purchase warrants were outstanding:

	Number	Exercise
	of Warrants	Price	Expiry Date
Acquisition of Bronco Creek – January 29, 2010	1,063,895	$2.00	Jan 29, 2012
Private Placement – March 12, 2010	1,919,633	$2.88	Feb 19, 2015
Private Placement – November 8, 2010	7,000,000	*	Nov 8, 2015
Private Placement – Finders Unit warrants	256,650	*	Nov 8, 2015
Private Placement – Finders warrants	256,650	$2.65	Nov 8, 2012

* $3.50 per share on or before November 8, 2011, and the price escalates $0.50 per year on the anniversary date.

9. RELATED PARTY TRANSACTIONS

During the nine months ended December 31, 2010, the Company paid or accrued $650,117 (2009 – $423,950) to directors or companies controlled by directors for services supplied by them for investigation and exploration activities and management and administration services. Of this amount, $355,277 is included in consulting costs and $294,840 is included in administrative services and office costs for administrative services which include: a chief financial officer, a corporate secretary, accounting staff and office space. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

As at December 31, 2010, a total of $nil (2009 - $27,957) was included in accounts payable and accrued liabilities which was due to related parties and a total of $10,000 (2009 - $10,000) due from related parties was included in accounts receivable. These balances are non-interest bearing and are due on demand. Due to related parties consists of amounts owed to directors and officers and owed to companies which have at least one director in common with the Company.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

10. SEGMENTED INFORMATION

The Company operates solely within the exploration industry. At December 31, 2010, the Company had equipment and mineral properties located geographically as follows:

		Mineral
December 31, 2010	Equipment	Properties

Canada	$71,279	$-
United States of America	8,821	8,510,276
Turkey	59,327	335,412
Georgia and Caucusus	17,599	-
Australia	-	136,050
Haiti	71,790	924,620
Kyrgyz Republic	44,121	39,000
Sweden	2,858	681,965

	$275,795	$10,627,323

		Mineral
March 31, 2010	Equipment	Properties

Canada	$84,045	$-
United States of America	7,617	8,510,276
Turkey	134,207	618,920
Haiti	88,341	924,620
Kyrgyz Republic	60,805	39,000
Sweden	-	16,671

	$375,015	$10,109,487

11. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS

The Company is a junior exploration company and considers items included in shareholders’ equity as capital. The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.

The Company currently has no source of revenues. In order to fund future projects and pay for administrative costs, the Company will spend its existing working capital and raise additional funds as needed. As at December 31, 2010, the Company had working capital of $31,735,983 and shareholders’ equity of $39,893,771. Management has assessed that this working capital is sufficient for the Company to continue as a going concern beyond one year. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk of characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through public and/or private placements sell assets or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

11. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (cont’d …)

Fair Value

Marketable securities are carried at fair value using a level 1 fair value measurement. Warrants are carried at fair value using a level 2 fair value measurement. The carrying value of receivables and accounts payable and accrued liabilities approximated their fair value because of the short-term nature of these instruments.

Financial instruments measured at fair value on the balance sheet are summarized in levels of fair value hierarchy as follows:

Assets	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$31,782,534	$-	$-	$31,782,534
Marketable securities	131,106	-	-	$131,106
Gold bullion	66,803			66,803
Restricted cash and reclamation bonds	536,116	-	-	536,116
Warrants	-	285,882	-	285,882
Total	$32,516,559	$285,882	$-	$32,802,441

The Company’s financial instruments are exposed to certain financial risks, including credit risk, interest rate risk, market risk, liquidity risk and currency risk.

Credit Risk

The Company is exposed to credit risk by holding cash and cash equivalents. This risk is minimized by holding the funds in Canadian banks or with Canadian treasury bills. The Company has minimal accounts receivable exposure.

Interest rate risk

The Company is exposed to interest rate risk because of fluctuating interest rates. Management believes the interest rate risk is low given the current low global interest rate environment. Fluctuations in market rates do not have a significant impact on the Company’s operations due to the short term to maturity and no penalty cashable feature of its cash equivalents.

Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities and other company investments. The Company has no control over these fluctuations and does not hedge its investments. Based on the December 31, 2010 portfolio values every 10% increase or decrease in the share prices of these companies would have impacted other comprehensive income, up or down, by approximately $76,845 before income taxes.

Liquidity risk

Liquidity risk is the risk that the Company is unable to meet its financial obligations as they come due. The Company manages this risk by careful management of its working capital to ensure its expenditures will not exceed available resources.

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

11. RISK AND CAPITAL MANAGEMENT; FINANCIAL INSTRUMENTS (cont’d …)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada, Haiti, Turkey, the Kyrgyz Republic, Sweden, Australia and the USA. The Company funds cash calls to its subsidiary companies outside of Canada in US dollars and a portion of its expenditures are also incurred in local currencies. Management believes the foreign exchange risk derived from currency conversions and relative exchange rate between Canadian and US dollars is low and therefore does not hedge its foreign exchange risk.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three Months Ended		Nine Months Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2009	2010	2009
Cash received for interest	$-	$-	$-	$-
Cash paid for interest	$-	$-	$-	$-
Cash paid for income taxes	$-	$-	$-	$-

The significant non-cash investing and financing transactions during the nine months ended December 31, 2010 included:

a)	Re-allocation of $264,600 of contributed surplus to share capital from the exercise of options;
b)	Issuance of 28,283 common shares valued at $72,687 for the acquisition of mineral properties;
c)	Issuance of 160,000 common shares valued at $316,800 for the acquisition of a subsidiary;
d)	The net adjustment of $1,222,243 to accumulated other comprehensive income for fair value changes of investments available for sale;
e)	Issuance of 256,650 common shares valued at $641,625 as finders fees and share issue costs related to private placements;
f)	Accrual of $85,200 of stock based compensation in commitment to issue shares;
g)	Allocation of $99,000 in stock based compensation – bonus shares issued to mineral property expenditures.

13. SUBSEQUENT EVENTS

  On February 17, 2011 the Company announced that it had consolidated over 2,200 square kilometers of mineral rights in the highly prospective and under-explored Koonenberry gold belt of New South Wales, Australia. The Koonenberry project consists of thirteen contiguous exploration licenses acquired either directly by EMX staking, or through agreements with other parties. The final agreement to complete the land package was with Rockwell Resources Pty Ltd. ("Rockwell"), a privately owned Australian exploration company, to earn a 100% interest in the Kayrunnera exploration license.

  On February 18, 2011 the Company signed a Strategic Alliance and Earn-In Agreement (the "Agreement") with Antofagasta Minerals S.A. ("AMSA") focused primarily on copper exploration in the country of Sweden. AMSA is the mining division of Antofagasta Plc, a Chilean-based mining company listed on the London Stock Exchange. The Agreement includes a regional strategic exploration alliance that covers all of Sweden (subject to certain exclusions), an agreement to designate the Kiruna South copper property as a Designated Project with the right of AMSA to earn up to a 70% interest therein, and a $5,005,000 CAD private placement of 1,540,000 units at $3.25 per unit, into Eurasian. Each full warrant will entitle AMSA to purchase one additional common share of EMX for a period of two years at a purchase price of $4.00 CAD. The placement is subject to TSX Venture Exchange approval

EURASIAN MINERALS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars)
December 31, 2010
(Unaudited – Prepared by Management)

13. SUBSEQUENT EVENTS (cont’d)

  On February 22, the company announced that it intends to offer up to an additional 3.46 million units on a best efforts basis to increase its private placement announced February 18, 2011 to 5 million units for gross proceeds of up to $16,250,000.

  The Company issued an aggregate of 182,000 common shares as bonus shares to seven employees and officers of the Company. It also issued an aggregate of 37,000 common shares on exercise of stock options at prices ranging from $0.80 to $1.74 per share.

  The Company granted 50,000 stock options at a price of $3.21 per share on Feb 2, 2011, to a consultant of the Company.